Morgan, Lewis & Bockius llp
2020 K Street, NW
Washington, District of Columbia 20006-1806
Tel. 202.373.6000
Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

October 19, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on September 21, 2015 regarding the Trust’s Post-Effective Amendment No. 446, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 7, 2015 for the purpose of registering shares of the WisdomTree Global ex-U.S. Hedged Real Estate Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.58%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.58%
Fee Waivers**	(0.15)%
Total Annual Fund Operating Expenses After Fee Waivers**	0.43%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	WisdomTree Asset Management, Inc. (“WisdomTree Asset Management” or the “Adviser”) has contractually agreed to limit the Management Fee to 0.43% through July 31, 2017, unless earlier terminated by the Board of Trustees of WisdomTree Trust (the “Trust”) for any reason at any time.

Almaty Astana Beijing Boston Brussels Chicago Dallas Dubai Frankfurt Hartford Houston London Los Angeles Miami Moscow New York Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Santa Monica Silicon Valley Singapore Tokyo Washington Wilmington

Mr. Ed Bartz

October 19, 2015

2.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: Confirmed. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet its 80% requirement.

3.	Comment: The Staff notes that, to be eligible for inclusion in the Index, a company must be incorporated in one of the countries or regions listed in the second paragraph of the “Principal Investment Strategies of the Fund” section. Given that the Fund is “global” but its eligibility criteria only includes one of the criteria set forth in the proposing release for Rule 35d-1, please explain how being incorporated in a country exposes an issuer to the economic fortunes and risks of that country.

Response: Consistent with the Index methodology, we have revised the description of the Fund’s “global” eligibility criteria to reflect that a company eligible for inclusion in the Index must be incorporated and list its shares on the stock exchange in one of the countries set forth in the description.

4.	Comment: Please disclose whether the Index includes all common stocks that meet the eligibility criteria set forth in the second paragraph of the “Principal Investment Strategies of the Fund” section. If not, please disclose whether the stocks must meet additional criteria.

Response: As noted in response to Comment 3, we have revised the Index eligibility criteria to reflect that company shares must be listed on the stock exchange of one of the countries set forth in the description. We also revised the average daily dollar trading volume criterion to reflect differences between companies incorporated and listed in developed and emerging market countries. With these additions, the second paragraph of the “Principal Investment Strategies of the Fund” section describes the eligibility criteria used to determine the starting universe of all common stocks that are included in the Index. The third paragraph describes how these Index components are weighted in the Index. And, the fourth paragraph describes a further volume screen, referred to as the volume factor adjustment, that occurs after the application of the initial Index eligibility criteria screens and weighting scheme and may affect a component security’s weight (or inclusion) in the Index. As noted in response to Comment 6, the volume factor adjustment does not have a material effect on the overall composition of the Index and it is explained in greater detail in the SAI. The only Index criteria for common stocks that are available for purchase by foreign investors that are not included in the “Principal Investment Strategies of the Fund” section are as follows: (i) Indian securities whose foreign ownership restriction limits have been breached are not eligible for inclusion in the Index; and (ii) local exchange shares are included in the Index for all countries, except Russia, whose companies can only be included in the Index in the form of American Depository Receipts and Global Depository Receipts.

Mr. Ed Bartz

October 19, 2015

5.	Comment: Please provide a copy of the Fund’s Index methodology once it is available.

Response: The index methodology was provided to the Staff via email on October 19, 2015.

6.	Comment: Please revise the description of the “calculated volume factor” in the fourth paragraph of the “Principal Investment Strategies of the Fund” section to provide a plain English explanation as to how the calculated volume factor is used to adjust the weighting of Index components. To the extent it would be beneficial to investors’ understanding, please consider providing an example of how a component security’s calculated volume factor is determined and, if applicable, affects the weighting of Index components.

Response: We have replaced the discussion of the “calculated volume factor” in the fourth paragraph of the “Principal Investment Strategies of the Fund” section with the following disclosure to provide a plain English description of the Index methodology’s final volume screen and its potential effect on a component security’s weight (or inclusion) in the Index.

In addition, the Index methodology includes volume factor adjustments such that if a component security does not meet certain trading volume thresholds, the security will either be eliminated from inclusion in the Index or its weight in the Index will be reduced and reallocated pro rata among the other securities.

In addition, given that the volume factor adjustment does not have a material effect on the overall composition of the Index, we have moved the more detailed description of its mechanics to the “WisdomTree Index Description” section of the SAI and revised it as follows:

Applying the Calculated Volume Factor Adjustment. After ~~the foregoing methodology~~ applying the initial Index eligibility criteria screens and weighting scheme ~~mechanisms are applied~~, each Index component’s ~~security’s~~ “calculated volume factor” is determined. The calculated volume factor ~~by dividing the~~ is the security’s average daily dollar trading volume for the three months preceding the Index screening date divided by ~~its~~ the security’s weight in the Index. If a component security’s calculated volume factor is:

•	at least $400 million, the security is included in the Index and its weight in the Index is not reduced.

•	~~In the event that a security has a calculated volume factor that is~~ less than $200 million, ~~such~~ the security is deleted from the Index and its weight is allocated pro rata among the remaining component securities. For example, if a security’s weight in the Index is 2%, but its calculated volume factor is only $100 million, the security is deleted from the Index. Accordingly, 2% of the Index’s weight would be reallocated among the other Index components on a pro rata basis.

Mr. Ed Bartz

October 19, 2015

•	$200 million or more, but less than $400 million, ~~After deleting any such securities, if a component security has a calculated volume factor that is less than $400 million, but $200 million or greater,~~ the security’s ~~company’s~~ weight in the Index will be reduced. ~~The company’s reduced weight is calculated by multiplying the company’s weight in the Index by the fraction of its calculated volume factor divided by $400 million. The reduction in weight is allocated pro rata among the other component securities in the Index.~~ The component security’s reduced weight is calculated by dividing its calculated volume factor by $400 million and multiplying this fraction by the company’s weight. For example, if a security’s weight in the Index is 2%, but its calculated volume factor is only $300 million, the security’s weight in the Index is reduced to 1.5% (i.e., the outcome of dividing $300 million by $400 million and multiplying by 2%). The reduction in weight is reallocated pro rata among the other component securities in the Index. Accordingly, 0.5% of the Index’s weight would be reallocated among the other Index components on a pro rata basis.

7.	Comment: In your response letter, using examples, please describe how each of the following metrics or weighting mechanisms are calculated: (i) a component security’s calculated volume factor; (ii) the reduction of a security’s weight in the Index; and (iii) the reallocation of reduced weight among other constituents.

Response: (i) A security’s calculated volume factor cannot be determined until after the application of all of the eligibility criteria and weighting mechanisms set forth in the second and third paragraphs of the “Principal Investment Strategies of the Fund” section. Once the security has an initial weight in the Index, the security’s calculated volume factor can be determined. A security’s “calculated volume factor” is the security’s average daily dollar trading volume for the three months preceding the Index screening date divided by the security’s weight in the Index. For example, if Security Y’s average daily dollar trading volume is $1 million and its initial weight in the Index is 2%, the calculated volume factor for Security Y is $1 million divided by 2% (0.02), which is $50 million. By way of a second example, if Security Z’s average daily dollar trading volume is $6 million and its initial weight in the Index is 2%, the calculated volume factor for Security Z is $6 million divided by 2% (0.02), which is $300 million.

(ii) In the first example, Security Y’s calculated volume factor is less than $200 million, so Security Y is deleted from the Index. In the second example, Security Z’s calculated volume factor is greater than $200 million, but less than $400 million, so Security Z’s weight in the Index is reduced. Security Z’s reduced weight is calculated by dividing its calculated volume factor by $400 million and multiplying this fraction by Security Z’s weight in the Index. Accordingly, $300 million is divided by $400 million and multiplied by 2%, and Security Z’s reduced weight in the Index is 1.5%.

Mr. Ed Bartz

October 19, 2015

(iii) After applying the volume factor adjustment and reducing Security Z’s weight in the Index by 0.5%, the percentage of reduced weight (0.5%) is allocated pro rata among the other component securities in the Index.

8.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index currently concentrates (i.e., hold 25% or more of its total assets) in the securities of the real estate industry and, more generally, the financial sector. Corresponding industry and sector risks are included in the “Principal Risks of Investing in the Fund” section.

9.	Comment: Please disclose in the “Shares of the Fund May Trade at Prices Other Than NAV” description under the “Principal Risks of Investing in the Fund” section that premiums and discounts are likely to be greater and more persistent than typical ETFs due to the fact that foreign markets and domestic markets are non-synchronous. Consider using or adapting the following suggested disclosure:

Because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund shares list and trade is open, there are likely to be deviations between current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market) resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Response: We have revised the “Shares of the Fund May Trade at Prices Other Than NAV” discussion under “Principal Risks of Investing in the Fund” as follows:

As with all exchange-traded funds (“ETFs”), Fund shares may be bought and sold in the secondary market at market prices. The trading prices of the Fund’s shares in the secondary market generally differ from the Fund’s daily NAV and there may be times when the market price of the shares is more than the NAV (premium) or less than the NAV (discount). This risk is heightened in times of market volatility or periods of steep market declines. Because securities held by the Fund trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of domestic ETFs.

We have revised the “Shares of the Fund May Trade at Prices Other Than NAV” discussion under “Additional Principal Risk Information About the Fund” as follows:

As with all ETFs, Fund shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of the shares of a Fund will approximate the Fund’s NAV, there may be times when the market price and the

Mr. Ed Bartz

October 19, 2015

NAV vary significantly, including due to supply and demand of the Fund’s shares and/or during periods of market volatility. Because securities held by the Fund trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, there are likely to be deviations between the current price of an underlying security and the security’s last quoted price from the closed foreign market. This may result in premiums and discounts that are greater than those experienced by domestic ETFs. Thus, you may pay more (or less) than NAV when you buy shares of a Fund in the secondary market, and you may receive more (or less) than NAV when you sell those shares in the secondary market. If an investor purchases Fund shares at a time when the market price is at a premium to the NAV of the Fund’s shares or sells at a time when the market price is at a discount to the NAV of the Fund’s shares, an investor may sustain losses.

10.	Comment: Please confirm that the Fund is non-diversified based on the Index’s constitution.

Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it appropriate to consider the Fund as non-diversified.

11.	Comment: In conjunction with Comment 6, please revise the description of the “calculated volume factor” in the fourth paragraph of the “Additional Information About the Fund’s Investment Strategies” section to provide a plain English explanation as to how the calculated volume factor is used to adjust the weighting of Index components.

Response: Given that the volume factor adjustment does not have a material effect on the overall composition of the Index, we have removed the fourth paragraph of the “Additional Information About the Fund’s Investment Strategies” section and added a more detailed description of the Index’s volume factor adjustment to the “WisdomTree Index Description” section of the SAI, as noted in our response to Comment 6.

12.	Comment: Please confirm supplementally that the Fund’s portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund.

Response: Confirmed. We have revised the disclosure in the “Portfolio Managers” section to clarify that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund’s portfolio.

Statement of Additional Information

13.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps. Also, please disclose in the SAI that if the Fund is a protection buyer in credit default swaps, the Fund will cover the total amount of required premium payments plus the pre-payment penalty.

Mr. Ed Bartz

October 19, 2015

Response: The requested change has not been made because credit default swaps are not included among the types of derivatives described under the Fund’s “Specific Investment Strategies” section.

14.	Comment: The Staff notes that the following disclosure was removed from the last sentence of the “Index Calculation Agent” description under the “WisdomTree Index Description” section: “and to prevent the Fund’s portfolio managers from having any influence on the construction of the Index methodology.” Please explain supplementally why the disclosure was deleted or re-insert the deleted language.

Response: The deleted language was removed from the “Index Calculation Agent” discussion because it does not relate to the Index Calculation Agent. The deleted language relates to the policies and procedures that prohibit the portfolio managers’ influence over the construction of the Index methodology. The Index methodology is constructed by the Index Provider (WisdomTree Investments), not the Index Calculation Agent. The deleted language does not relate to the portfolio managers’ influence over the calculation and maintenance of the Index, which is performed by the Index Calculation Agent in accordance with the rules-based index methodology developed by the Index Provider. We have not reinserted this language elsewhere in the SAI, because no such disclosure is required by Form N-1A or the Fund’s exemptive relief; however, the policies and procedures of WisdomTree Investments and WisdomTree Asset Management that prevent the Fund’s portfolio managers, all of which are employees of an independent third-party sub-adviser, from having any influence on the construction of the Index methodology remain in effect in accordance with the Fund’s exemptive relief.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz

October 19, 2015

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

Beau Yanoshik, Esq.